SUMITOMO MITSUI FINANCIAL GROUP, INC. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, JAPAN
April 27, 2017

Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Sumitomo Mitsui Financial Group, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2016
Filed June 29, 2016
File No. 001-34919

Dear Ms. Blye:

We respectfully submit this letter in response to the comments received from the Securities and Exchange Commission staff via e-mail dated March 30, 2017, relating to the Form 20-F of Sumitomo Mitsui Financial Group, Inc. (the “Company”) for the fiscal year ended March 31, 2016, filed on June 29, 2016.

Set forth below is the Company’s response to the staff comments. For the staff’s convenience, the Company has restated the staff comments in bold type and has followed each of the staff’s comments with the Company’s response thereto.

Form 20-F for the Fiscal Year Ended March 31, 2016

Item 3.D. Risk Factors

Transactions involving Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism…,pages 13-14.

1.	You stated in your letter to us dated March 28, 2014 that you expected to continue conducting transactions related to Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with Sudan and Syria beyond references on pages 13-14 indicating that your non-U.S. offices engage in transactions with such countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, affiliates, branches or other direct or indirect arrangements. You should describe any services or support you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Cecilia Blye Securities and Exchange Commission	2	April 27, 2017

In response to the staff’s comment, below is a description of the Company’s business activities related to Sudan and Syria including transactions conducted by the Company’s subsidiaries and affiliates or other direct or indirect arrangements. All of the Company’s activities related to these countries are conducted by Sumitomo Mitsui Banking Corporation (“SMBC”). The Company’s activities related to these countries consist mainly of providing support to a limited number of Japanese companies, and do not involve direct financing or provision of other financial services to Sudanese, or Syrian entities in any currency, except for maintaining interbank accounts in the name of banks located in those countries, as described below. The Company’s primary activity related to these countries, as detailed below, involves negotiations/collections and payments of trade bills and wire remittances involving these countries, on behalf of Japanese customers. With some legally permitted exceptions, all transactions described below were conducted in non-U.S. currency and all amounts below have been converted into U.S. dollars only for the staff’s convenience. The Company fully understands the importance of, and maintains a Group-wide policy designed to ensure compliance with all applicable laws and regulations, including the various U.S. sanctions programs administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”). Historically, the Company has fully cooperated with OFAC, including by voluntarily disclosing of certain transactions with countries that are targets of U.S. economic sanctions.

Sudan. The Company supports a limited number of mostly Japanese exporting companies by negotiating bills of exchange in connection with small scale exports of civilian commercial products to Sudan. The Company negotiated bills totaling $2.5 million, $0.1 million and $4.4 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively, and has negotiated bills totaling $0.9 million for the six months ended September 30, 2016. The Company executed outward wire remittances involving Sudan totaling $4.9 million, $2.7 million and $0.4 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively, and has executed outward wire remittances totaling $1.7 million for the six months ended September 30, 2016. The Company also received inward wire remittances involving Sudan totaling $0.1 million, $0.6 million and $4.7 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively, and has received inward wire remittances totaling $0.1 million for six months ended September 30, 2016. The Company expects to continue conducting such transactions on a similarly small scale to the extent permitted under applicable laws and regulations.

Syria. The Company supports a limited number of mostly Japanese companies by settlement transactions in connection with small scale exports of civilian commercial products to Syria. The Company executed outward wire remittances involving Syria totaling $0.2 million, $2.4 million and $0.1 million for the fiscal years ended March 31, 2014, 2015 and 2016, and has executed outward wire remittances totaling $0.5 million for the six months ended September 30, 2016. The Company also received inward wire remittances involving Syria totaling $66.4 million, $3.1 million and $0.1 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively, and has received inward wire remittances totaling $0.1 million for the six months ended September 30, 2016. The Company expects to continue conducting such transactions on a small scale to the extent permitted under applicable laws and regulations. In addition, the Company maintains one U.S. dollar deposit account, and previously maintained a second U.S. dollar deposit account, in the name of Central Bank of Syria for the provision of money market services. These accounts had been frozen since August 17, 2011, when Executive Order 13582 was issued. One of them was closed when all the funds were converted into Japanese Yen to be used for the wire transfer described in the following sentence, pursuant to a specific license from OFAC. In November 2013, the Company made a domestic wire transfer of the Japanese Yen equivalent of approximately $66 million on behalf of Central Bank of Syria, for repayment of a sovereign loan. This figure is included in the amount of inward wire remittances for the fiscal year ended March 31, 2014 described above. The other account remains frozen.

Cecilia Blye Securities and Exchange Commission	3	April 27, 2017

Correspondent Accounts. The Company maintains correspondent relationships with banks in many countries, including Sudan and Syria, in order to carry out commercial transactions for the customers. The correspondent accounts the Company holds include Japanese Yen deposit accounts in the name of Central Bank of Sudan and Central Bank of Syria for providing correspondent banking services.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Total revenues from all the transactions conducted in the last three fiscal years and the subsequent period described above are less than $0.1 million (less than 0.0001% of total revenues). The Company’s assets associated with those countries at the end of the fiscal years ended March 31, 2014, 2015 and 2016 and the half year ended September 30, 2016 are $1.8 million, $0.1 million, $0.2 million and $0.1 million respectively, which are all related to Sudan (each less than 0.0002% of total assets). The Company’s liabilities associated with those countries at the end of the fiscal years ended March 31, 2014, 2015 and 2016 and the half year ended September 30, 2016 are $0.4 million, $0.4 million, $0.4 million, and $0.2 million respectively (each less than 0.0001% of total liabilities). The balances are related to deposits in correspondent accounts with non-U.S. branches of SMBC maintained by banks domiciled in those countries. The Company believes that these figures, in relation to the Company’s total revenues, assets and liabilities in the same period, are not material to the Company’s financial condition, and that the Company’s minimal contacts with Sudan and Syria should not negatively impact the Company’s share value or otherwise constitute a material investment risk for its securities holders.

Cecilia Blye Securities and Exchange Commission	4	April 27, 2017

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Please contact Jon Gray of Davis Polk & Wardwell LLP, our outside U.S. counsel (Tel.: +81-3-5574-2667; E-mail: jon.gray@davispolk.com) with any questions you may have regarding this letter. The Company also respectfully requests that all e-mail correspondence from the staff be sent to Shizuya Goto, General Manager, Financial Accounting Dept. (E-mail: Goto_Shizuya@vb.smbc.co.jp) and Jon Gray, at his e-mail as indicated above.

In relation to any correspondence from the staff regarding this letter, the Company respectfully notes for the staff that May 3, 4 and 5, 2017, are national holidays in Japan.

Very truly yours,

/s/ Takeshi Mikami
Takeshi Mikami
General Manager, Financial Accounting Dept.
Sumitomo Mitsui Financial Group, Inc.

Enclosures

cc:	Jon Gray, Esq.

Davis Polk & Wardwell LLP, Tokyo Office